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AMENDMENT

04019028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APRIL-8-2004

SEC FILE NUMBER
8-65754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PondView Capital LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Forest Street
Sherborn, MA 01770

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Perlmutter (508) 650-0011

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET	BOSTON,	MA	02114
(Address)	(City)	(state)	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Frank Perlmutter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PondView Capital LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kristine M. Irving

Notary Public

My Commission Expires May 26, 2006

This report contains (check all applicable boxes):**
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PONDVIEW CAPITAL LLC
(A WHOLLY OWNED SUBSIDIARY OF PONDVIEW LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)

Year Ended December 31, 2003

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Sole Member
PondView Capital LLC
(A wholly owned subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of PondView Capital LLC (the "Company"; a wholly owned subsidiary of PondView LLC) as of December 31, 2003 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 17, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Financial Condition
December 31, 2003

Assets		
Current assets:		
Cash	$	16,157
Total assets	$	16,157
Liabilities		
Current liabilities:		
Accrued expenses	$	6,773
Total liabilities		6,773
Member's Equity		
Member's equity:		
Capital contributions		10,000
Accumulated deficit		(616)
Total member's equity		9,384
Total liabilities and member's equity	$	16,157

The accompanying notes are an integral part of these financial statements

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Operations
Year Ended December 31, 2003

Revenue:	
Consulting - mergers and acquisitions	$ 23,000
Total revenue	23,000
Operating expenses:	
Accounting and legal fees	14,795
Fees and licenses	555
Other professional fees	400
Total operating expenses	15,750
Income from operations	7,250
Other income:	
Miscellaneous income	146
Net income	$ 7,396

The accompanying notes are an integral part of these financial statements

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Changes in Members' Equity
Year Ended December 31, 2003

	Capital Contributions	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2002	$ 10,000	$ (12)	$ 9,988
Distributions to sole member	-	(8,000)	(8,000)
Net income	-	7,396	7,396
Balance, December 31, 2003	$ 10,000	$ (616)	$ 9,384

The accompanying notes are an integral part of these financial statements

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Cash Flow
Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	7,396
Change in current assets and liabilities:		
Increase in accrued expenses		6,773
Net cash provided by operating activities		14,169
Net cash (used in) financing activities:		
Member distributions		(8,000)
Net cash (used in) financing activities		(8,000)
Net increase in cash		6,169
Cash, beginning of year		9,988
Cash, end of year	$	16,157

The accompanying notes are an integral part of these financial statements

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Notes to Financial Statements
Year ended December 31, 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PondView Capital LLC (the "Company"), a Limited Liability Corporation located in Sherborn, Massachusetts, is a wholly owned subsidiary of PondView LLC (the "Parent" and sole member). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2002 and began operations as a broker-dealer in May 2003. The Company advises on, and negotiates, mergers and acquisitions, and private placements for established and emerging firms. The Company currently provides consulting services to clients in Massachusetts and Connecticut.

Management's Plans

The future viability of the Company is dependent on management's ability to generate cash from operations. The Company anticipates generating cash from operations in fiscal 2004 and does not expect to require additional financing, such as capital contributions from the Parent, to generate such cash from operations. Accordingly, management believes it will continue to operate as a going concern through December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its temporary cash investments with high financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

Revenue recognition

The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement, and a commission paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue for the month earned, with separate revenue recognition once each Transaction is finalized.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member, the Parent, for income tax reporting purposes. Under the expense sharing agreement discussed in Note 3, the Parent incurs certain expenses on behalf of the Company, including income taxes, with no apportionment back to the Company. Accordingly, no provision has been made for federal or state income taxes.

Recently Issued Accounting Standards
In November 2002, the FASB Emerging Issues Task Force released Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently reviewing and evaluating the scope of EITF 00-21.

NOTE 2 – MEMBER'S EQUITY

On December 23, 2002, the Parent, the sole member, contributed $10,000 to the Company to fund operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

Expense sharing agreement
As mentioned above, the Company is a wholly owned subsidiary of the Parent. Pursuant to an expense sharing agreement, effective December 20, 2002 (the "expense sharing agreement"), the Parent agreed to pay all operating expenses of the Company in connection with the offices in Sherborn, including postage, telephone, rent, photocopy, miscellaneous office supplies and the salaries of individuals employed by the Parent who at any time perform work on the Company's matters. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. The Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum requirement under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements.

NOTE 4 - MAJOR CUSTOMERS

The Company received 100% of its revenue from two customers during the year ended December 31, 2003.

NOTE 5 – NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 8 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $9,384, exceeding the minimum net capital requirement by $4,384. At December 31, 2003, the Company had a ratio of aggregate indebtedness to net capital of .72 to 1, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 8 to 1 for the first year.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Sole Member
PondView Capital LLC
(A wholly owned subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of PondView Capital LLC (the "Company"; a wholly owned subsidiary of PondView LLC), for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 17, 2004

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003

Schedule I

Capital:		
Capital contributions	$	10,000
Accumulated deficit		(616)
Net capital		9,384
Minimum dollar net capital requirement		5,000
Excess net capital	$	4,384
Aggregate indebtedness	$	6,773
Ratio of aggregate indebtedness to net capital		.72 to 1

See independent auditors' report

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2003

Schedule II

PondView Capital LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report.

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
December 31, 2003

Schedule III

Unaudited net capital at December 31, 2003		$ 11,357
Audit adjustments affecting net capital:		
1. To adjust accrued expenses to actual	(1,973)	
Total adjustments		(1,973)
Audited net capital at December 31, 2003		$ 9,384

See independent auditors' report.